Exhibit 12.1

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated, in thousands:

	Fiscal Years Ended
	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
Net income (loss) attributed to Perry Ellis International, Inc.	$56,650	$14,517	$(7,292)	$(37,175)	$(22,779)
Add:
Income tax (benefit) provision	(22,933)	389	(432)	45,792	(11,615)
Interest expense and amortization of debt costs	7,468	7,513	9,350	14,435	15,092
Costs of early extinguishment of debt	—	195	5,121	—	—
Estimated operating lease interest (b)	5,352	5,418	5,588	5,403	5,506

Total earnings available for fixed charges	$46,537	$28,032	$12,335	$28,455	$(13,796)

Fixed Charges:
Interest expense and amortization of debt costs	$7,468	$7,513	$9,350	$14,435	$15,092
Costs of early extinguishment of debt	—	195	5,121	—	—
Estimated operating lease interest (b)	5,352	5,418	5,588	5,403	5,506

Total fixed charges	$12,820	$13,126	$20,059	$19,838	$20,598

Ratio of earnings to fixed charges	3.6	2.1	0.6	1.4	(a)

(a)	The earnings available for fixed charges for the year ended February 1, 2014 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the year ended February 1, 2014 were $6.8 million.
(b)	The estimated interest portions of operating leases were calculated based upon the company’s lease portfolio and cost of borrowing.